Schering enters into agreement with Pharmion regarding Refludan(R) distribution rights outside North America

Berlin, Germany, June 5, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR), announced today that it has entered into an exclusive agreement with Pharmion GmbH, a subsidiary of Pharmion Corporation (Colorado, USA), for the sale and distribution outside the USA and Canada of the thrombosis treatment Refludan(R) [lepirudin (rDNA) injection], an anticoagulant for patients with Heparin Induced Thrombocytopenia (HIT). The agreement allows Pharmion to market Refludan(R) in the initial indication of Heparin Induced Thrombocytopenia (HIT). Schering is committed to actively marketing Refludan(R) in the USA and Canada through its subsidiaries Berlex Laboratories, Inc. and Berlex Canada, Inc.
"By partnering activities like this we are fully exploiting the value of our assets," said Dr Ulrich Koch, Head of Corporate Business Development at Schering AG. "This deal will allow us to focus on growing our Refludan(R) business in North America, where it fits perfectly to our existing portfolio. In Pharmion we have found a highly skilled and motivated partner to develop the potential of this product further in markets outside North America."
"Refludan(R) is a highly recognized treatment and we are going to step up the awareness of HIT in Europe," said Patrick J. Mahaffy, President and CEO of Pharmion Corporation. "This agreement is an important milestone for Pharmion to establish a strong presence in Europe."
Financial details of the agreement were not disclosed. Refludan(R), with total sales of EUR 21 million in 2001, was acquired by Schering from Aventis in October 2001. The North American market accounts for more than 70% of Refludan(R) sales.
Refludan(R) is the leading treatment for thrombosis associated with Heparin Induced Thrombocytopenia (HIT). It was the first product approved (EU:
1997, US: 1998) and marketed for this infrequent, but potentially life threatening, response to heparin therapy. Heparin is used to prevent blood clots in more than 20 million patients per year in Europe and the US. In the US and EU alone, approximately 500,000 patients per year are potential candidates for Refludan(R).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:
Business Communication: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96; friedrich.vonheyl@schering.de

Pharma Communication: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de

Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jeanine O'Kane, Tel:+1-973-487 2095;
jeanine_O'kane@berlex.com

Media Relations: Jane Kramer, Tel: +1-973-487 2246; jane_kramer@berlex.com

Investor Relations: Joanne Marion, Tel: +1-973-487 2164;
joanne_marion@berlex.com

Your contacts at Pharmion:
Media Relations: Anne de Schweinitz, Tel: +1-805-898-1652;
anne.deschweinitz@mslpr.com

Additional information at: www.pharmion.com

Find additional information at: www.schering.de/eng